PREPARED BY AND RETURN TO:
The Windward Law Group, Inc
12600 Deerfield Parkway
Suite 125
Milton, Georgia 30004
Attn: Dale J. Jackson
Walgreens #5897

DEED TO SECURE DEBT
(With provision for future advances)

TERM WITHIN 3 YEARS OR LESS

THIS DEED TO SECURE DEBT (hereinafter referred to as this "Deed") is made and entered into this 28ᵗʰ day of June, 2011, by and between INDIGO DEVELOPMENT LLC. a Florida limited liability company (hereinafter referred to as "Grantor"), whose address is 1530 Cornerstone Blvd., Suite 100, Daytona Beach, Florida 32117 and SUNTRUST BANK (hereinafter referred to as "Grantee"), whose mailing address is set forth in Paragraph 3.05 hereof.

W I T N E S S E T H :

That for and in consideration of the sum of Ten and No/100 Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, and in order to secure the indebtedness and other obligations of Consolidated –Tomoka Land Co, herein "Borrower", who is indebted to the Grantee in the principal sum of THIRTY MILLION SEVEN HUNDRED EIGHTY-FOUR THOUSAND SIX HUNDRED FORTY-NINE DOLLARS and FIFTY-SIX CENTS ($30,784,649.56), together with interest thereon, as evidenced by (i) that certain Renewal Increase Revolving Line of Credit Note of even date herewith in the amount of $25,000,000.00 (the "RLOC Note"), and (ii) that certain Promissory Note dated July 1, 2002 in the original amount of $8,000,000.00, with a current outstanding principal balance of $5,784,649.56 (the "Term Note"), both executed by Borrower and delivered to Grantee. The RLOC Note and the Term Note are collectively referred to herein as the "Note".

NOW, THEREFORE, in consideration of the premises and in order to secure (a) the payment of (i) the principal, interest and any other sums whatsoever payable at any time on the Note, (ii) any indebtedness, liabilities or obligations, now existing or hereafter arising, due or to become due, absolute or contingent, of the Grantor or Borrower to the Grantee under any agreement (including terms and conditions incorporated by reference therein) which is (A) a rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap, bond option, interest rate option, foreign exchange agreement, rate cap agreement, rate floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option, or any similar agreement related to this transaction (including any option to enter into any of the foregoing); (B) any combination of the foregoing; or (C) a master agreement for any of the foregoing (together with all supplements and schedules thereto and all amendments, modifications or replacements thereof, the "Financial Contract") entered into with the Grantee or any of its affiliates, and (iii) any of the other obligations of the Borrower or Grantor to the Grantee under this Deed, any of the other documents and

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instruments executed by the Borrower or Grantor in connection with the loan secured hereby, or otherwise, and (b) the performance and observance of all of the provisions hereof and of said Note and such other indebtedness, liabilities and obligations (collectively, the "Liabilities"), Grantor does hereby grant, bargain, sell, alien, remise, release, convey, assign, transfer, mortgage, hypothecate, pledge, deliver, set over, warrant and confirm unto Grantee, its successors and assigns forever, the following described land and interests in land, estates, easements, rights, improvements, property, fixtures, equipment, furniture, furnishings, appliances, and appurtenances (hereinafter collectively referred to as the "Premises"):

(a) All those certain tracts, pieces, or parcels of land lying and being in **COBB** County, Georgia, being more particularly described in Exhibit "A" attached hereto and by this reference made a part hereof (hereinafter collectively referred to as the "Land"); and

(b) All buildings, structures, and improvements of every nature whatsoever now or hereafter situated on the Land and owned by Grantor, and all gas and electric fixtures, radiators, heaters, engines and machinery, boilers, ranges, elevators and motors, plumbing and heating fixtures, carpeting and other floor coverings, washers, dryers, water heaters, mirrors, mantels, air conditioning apparatus, refrigerating plants, refrigerators, cooking apparatus and appurtenances, window screens, awnings and storm sashes, which are or shall be attached to said building, structures, or improvements and all other furnishings, furniture, fixtures, machinery, equipment, appliances, vehicles and personal property of every kind and nature whatsoever now or hereafter owned by Grantor and located in, on, or about or used or intended to be used with or in connection with the use, operation, or enjoyment of the Premises (including any furnishings, furniture, fixtures, machinery, equipment, appliances, vehicles and personal property that Grantor stores off of the Premises), including all extensions, additions, improvements, betterments, renewals, and replacements of any of the foregoing and all the right, title, and interest of Grantor in any such furnishings, furniture, fixtures, machinery, equipment, appliances, vehicles and personal property subject to or covered by any prior security agreement, conditional sales contract, chattel mortgage or similar lien or claim, together with the benefit of any deposits or payments now or hereafter made by Grantor or on behalf of Grantor, all of which are hereby declared and shall be deemed to be fixtures and accessions to the freehold and a part of the Premises as between the parties hereto and all persons claiming by, through or under them, and which shall be deemed to be a portion of the security for the indebtedness herein described and to be secured by this Deed; and

(c) All income, rents, issues, profits and revenues of and from the Premises from time to time accruing (including without limitation all payments under leases or tenancies, proceeds of insurance, condemnation payments, tenant security deposits, whether held by Grantor or in a trust account, and escrow funds), and all the estate, right, title, interest, property, possession, claim and demand whatsoever at law, as well as in equity, of Grantor of, in and to the same.

(d) All contracts, agreements, both written and oral, licenses, permits, inventory, supplies, other documents, and all other personal property, not heretofore covered but owned by Grantor and located on the Land used in connection with the use and enjoyment of the Premises to the extent transferable by Grantor.

(e) All right title and interest of Grantor in and to all trade names now or hereafter used in connection with the operation of the Premises thereon.

TOGETHER WITH all easements, rights-of-way, strips and gores of land, vaults, streets, ways, alleys, passages, sewer rights, waters, water courses, water rights and powers, and all estates, rights, titles, interests, privileges, liberties, tenements, hereditaments and appurtenances whatsoever, in any way belonging, relating or appertaining to the Premises or any part thereof, or which hereafter shall in any way belong, relate, or be appurtenant thereto, whether now owned or hereafter acquired by Grantor and the reversion and reversions, remainder and remainders, the rents, issues, profits and revenues of the Premises, and the businesses operated thereon or in connection therewith, from time to time accruing, and all the estate, right, title, interest, property, possession, claim and demand whatsoever at law, as well as in equity, of Grantor of, in, and to the same, reserving only the right to Grantor to collect the same so long as Borrower is not in default under said debt obligation..

TOGETHER WITH all and any unexpired warranties, guarantees, and indemnities with respect to any or all of the foregoing.

TOGETHER WITH the proceeds of all of the foregoing.

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TO HAVE AND TO HOLD the Premises and all parts, rights, members and appurtenances thereof, to the use, benefit, and behoof of Grantee and the successors and assigns of Grantee, IN FEE SIMPLE forever; and Grantor covenants that Grantor is lawfully seized and possessed of the Premises as aforesaid, and has good right to convey the same, and that Grantor does warrant and will forever defend the title thereto against the claims of all persons whomsoever.

This conveyance is intended to operate and is to be construed as a deed passing the title to the Premises to Grantee and is made under those provisions of the existing laws of the State of Georgia relating to deeds to secure debt, and not as a mortgage, and is given to secure the following described indebtedness:

(a) The debt evidenced by the Note made by Borrower, payable to the order of Grantee, as described above, the value of which attributed to this property is **FOUR MILLION FOUR HUNDRED THOUSAND AND NO/100 DOLLARS ($4,400,000.00)** together with any and all renewals and extensions of the indebtedness evidenced by the Note; and

(b) Any and all additional advances made by Grantee to protect or preserve the Premises or the lien hereof on the Premises, or for taxes, assessments, or insurance premiums as hereinafter provided (whether or not the original Grantor remains the owner of the Premises at the time of such advances).

The indebtedness secured hereby shall mature and be due and payable in full on the date that is **THIRTY-SIX MONTHS LESS ONE DAY** after the date of this Deed.

Should the indebtedness secured by this Deed be paid according to the tenor and effect thereof when the same shall become due and payable and should Grantor perform all covenants herein contained in a timely manner, then this Deed shall be canceled and surrendered.

Grantor hereby further covenants and agrees with Grantee as follows:

ARTICLE I

1.01 Left Blank intentionally

1.02 <u>Payment of Indebtedness</u>. Grantor will pay the Note according to the tenor thereof and all other sums now or hereafter secured hereby promptly as the same shall become due.

1.03 <u>Taxes, Liens, and Other Charges.</u>

(a) In the event of the passage of any state, federal, municipal, or other governmental law, order, rule, or regulation subsequent to the date hereof in any manner changing or modifying the laws now in force governing the taxation of debts secured by deeds to secure debt or the manner of collecting taxes so as to affect Grantee adversely, Grantor will promptly pay any such tax. If Grantor fails to make such prompt payment or if, in the opinion of Grantee, any such state, federal, municipal, or other governmental law, order, rule, or regulation prohibits Grantor from making such payment or would penalize Grantee if Grantor makes such payment or if, in the opinion of Grantee, the making of such payment might result in the imposition of interest beyond the maximum amount permitted by applicable law, then the entire balance of the principal sum secured by this Deed and all interest accrued thereon shall, at the option of Grantee, become immediately due and payable.

(b) Grantor will pay, before the same become delinquent, all taxes, liens, assessments, and charges of every character including all utility charges, whether public or private, already levied or assessed, or that may hereafter be levied or assessed upon or against the Premises; and upon demand Grantor will furnish Grantee receipted bills evidencing such payment. Grantor shall be entitled to contest by appropriate legal proceeding, promptly initiated and conducted in good faith and with due diligence, the amount of any taxes or other related charges. Notwithstanding the preceding sentence, during the pendency of any such contest Grantor shall pay or cause to be paid all taxes and other related charges as and when due and payable, or otherwise in accordance with the provisions hereof.

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(c) Grantor will not suffer any mechanic's, materialman's, laborer's, statutory, or other lien which might or could be prior to or equal to the lien of this Deed to be created and to remain outstanding upon all or any part of the Premises after knowledge thereof; provided, however, in the event any such lien is filed upon all or any part of the Premises, Grantor is authorized to discharge the lien by filing a bond as provided for in Official Code of Georgia Annotated Section 44-14-364.

(d) In order to secure the performance and discharge of Grantor's obligations under this paragraph, but not in lieu of such obligations, Grantor will, at Grantee's option upon an event of default, pay over to Grantee an amount equal to one-twelfth (1/12) of the next maturing annual ad valorem taxes, assessments and charges (which charges for purposes of this paragraph shall include, without limitation, water, sewer and waste collecting charges) of the nature described herein for each month that has elapsed since the last date to which such taxes, assessments and charges were paid; and Grantee will, in addition, pay over to Grantee together with each installment on the Note sufficient funds (as estimated from time to time by the Grantee in its discretion) to permit Grantee to pay when due said taxes, assessments and charges. Upon demand by Grantee, Grantor shall deliver to Grantee such additional monies as are required to make up any deficiencies in the amount necessary to enable Grantee to pay such taxes, assessments and similar charges. Such deposits shall not be, nor be deemed to be, trust funds but may be commingled with the general funds of Grantee, and no interest shall be payable in respect thereof.

1.04 Provisions Respecting Insurance.

(a) Until the Note is paid in full and this Deed is canceled, Grantor agrees to insure or cause to be insured the Premises against loss or damage of the kinds usually insured against by operations similarly situated, including, but not limited to loss or damage by fire, lightning, windstorm, hail, explosion, riot, riot attending a strike, civil commotion, aircraft, vehicles, smoke, vandalism and malicious mischief, by means of policies issued by reputable insurance companies duly qualified to do such business in the State of Georgia, with uniform standard coverage limited only as may be provided in the standard form of extended coverage endorsement at that time in use in the State of Georgia, in amounts that are not less than the greater of (i) the balance of the indebtedness evidenced by the Note or (ii) one hundred percent (100%) of the full replacement cost of the Premises without deduction for depreciation. Alternatively, the Grantor may insure or cause to be insured the Premises under a blanket insurance policy or policies which cover not only the Premises but other properties in the amounts and coverages required by the previous sentence.

Any insurance policy issued pursuant to the preceding paragraph of this Section shall be so written or endorsed as to make losses, if any, payable to Grantor and Grantee as their respective interests may appear. Each insurance policy provided for herein shall contain a provision to the effect that the insurance company shall not cancel the policy or modify it materially and adversely to the interest of Grantee or Grantor without first giving written notice thereof to Grantee and Grantor at least thirty (30) days in advance of such modification or cancellation. All insurance policies issued pursuant to subsection (a), (b), (c), (d) or (e) hereof, or certificates evidencing such policies, shall be deposited with Grantee and shall identify Grantee as certificate holder, Grantee and loss payee.

(b) Grantor agrees to carry or cause to be carried public liability insurance with respect to the Premises with one or more reputable insurance companies in minimum amounts of $2,000,000 for the death of or personal injury to one person and $2,000,000 for personal injury or death for each occurrence in connection with the Premises and the reasonable and requisite amount necessary for property damage, but in no case less than $500,000 for property damage for any occurrence in connection with the Premises. Grantee shall be made a certificate holder and additional insured under such policy or policies. The insurance provided for by this subsection may be by blanket insurance policy or policies.

(c) Until the Note is paid in full and this Deed is canceled, Grantor shall maintain or cause to be maintained business interruption or rent insurance against loss of income arising out of damage or destruction by the hazards covered in the standard form of extended coverage endorsement at that time in use in the State of Georgia, in an amount not less than one hundred percent (100%) of twelve (12) months' gross income from the Premises.

(d) In the event Grantee determines that, pursuant to applicable state or federal law, flood insurance is required with respect to all or any portion of the Premises, and upon receipt by Grantor of written notice of such determination from Grantee, Grantor agrees to obtain and carry, or cause to be carried, such flood insurance with respect to the Premises, or any portion thereof, as Grantee requires. Such flood insurance policy shall be in form satisfactory to Grantee, shall designate Grantee as loss payee, and shall be in an amount not less than the lesser of (i) the balance of the indebtedness evidenced by

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the Note or (ii) the maximum limit of coverage available with respect to the Premises under the National Flood Insurance Act of 1968, as amended.

(e) In the event Grantor shall fail to maintain the full insurance coverages required hereunder or shall fail to keep the Premises in good repair and operating condition, Grantee may (but shall be under no obligation to) take out the required policies of insurance and pay the premiums on the same or may make such repairs or replacements as are necessary and provide for payment thereof; and all amounts so advanced therefor by Grantee shall become an additional obligation of Grantor to Grantee and shall be secured hereby.

(f) At least thirty (30) days prior to the expiration date of each policy maintained pursuant to this Paragraph 1.03, a renewal or replacement thereof satisfactory to Grantee shall be delivered to Grantee. Grantor shall deliver to Grantee receipts evidencing the payment for all such insurance policies and renewals or replacements. The delivery of any insurance policies hereunder shall constitute an assignment of all unearned premiums as further security hereunder upon default. In the event of the foreclosure of this Deed or any other transfer of title to the Premises in extinguishment of the indebtedness secured hereby, all right, title, and interest of Grantor in and to all insurance policies then in force shall pass to the purchaser or grantee.

(g) Grantee is hereby authorized and empowered, at its option, to adjust or compromise any loss under any insurance policies maintained pursuant to this Paragraph 1.03, and to collect and receive the proceeds from any such policy or policies. Each insurance company is hereby authorized and directed to make payment for all such losses directly to Grantee, instead of to Grantor and Grantee jointly. In the event any insurance company fails to disburse directly and solely to Grantee but disburses instead either solely to Grantor or to Grantor and Grantee jointly, Grantor agrees immediately to endorse and transfer such proceeds to Grantee. Upon the failure of Grantor to endorse and transfer such proceeds as aforesaid, Grantee may execute such endorsements or transfers for and in the name of Grantor and Grantor hereby irrevocably appoints Grantee as Grantor's agent and attorney-in-fact so to do. After deducting from such insurance proceeds all of its expenses incurred in the collection and administration of such sums, including attorneys' fees, Grantee may apply the net proceeds or any part thereof, at its option, (i) to the payment of the indebtedness secured by this Deed, whether or not due and in whatever order Grantee elects, (ii) to the repair and/or restoration of the Premises, and/or (iii) for any other purposes or objects for which Grantee is entitled to advance funds under this Deed, all without affecting the security interest created by this Deed; and any balance of such monies then remaining shall be paid to Grantor or the person or entity lawfully entitled thereto. Grantee shall not be held responsible for any failure to collect any insurance proceeds due under the terms of any policy regardless of the cause of such failure, unless such failure is caused by Grantee's gross negligence or wilful misconduct. Notwithstanding the foregoing, Grantee agrees to make such insurance proceeds available to Grantor for the repair and/or restoration of the Premises if all of the following conditions are met: (1) there is no Event of Default hereunder or under any other instrument evidencing, securing or otherwise relating to the indebtedness evidenced by the Note and secured hereby, (2) in the reasonable opinion of Grantee, the repair and/or restoration of the Premises can be completed on or before the maturity date of the indebtedness evidenced by the Note and secured hereby, and (3) if, in the reasonable discretion of Grantee, the cost to fully repair and/or restore the Premises exceeds the available insurance proceeds, Grantor shall deposit with Grantee the funds required (in the reasonable opinion of Grantor), when added to the available insurance proceeds, to complete the repair and/or restoration of the Premises.

1.05 Left Blank Intentionally

1.06 Damage, Destruction, and Condemnation. If all or a substantial portion of the Premises shall be damaged or taken through condemnation (which term when used in this Deed shall include any damage or taking by any governmental or quasi-governmental authority and any transfer by private sale in lieu thereof), either temporarily or permanently, then the entire indebtedness of the Note secured by this Deed shall, at the option of Grantee, immediately become due and payable. Grantor, immediately upon obtaining knowledge of the institution, or the proposed, contemplated or threatened institution, of any action or proceeding for the taking through condemnation of the Premises or any part thereof will notify Grantee and, Grantee is hereby authorized, at its option, to commence, appear in and prosecute, through counsel selected by Grantee, in its own or in Grantor's name, any action or proceeding relating to any condemnation, and to settle or compromise any claim in connection therewith. Nothing herein shall prevent Grantor from commencing, appearing in and prosecuting, in its own and Grantor's name, any action or proceeding relating to any condemnation, and to settle or compromise any claim in connection therewith, if and only if, Grantee elects not to do so with respect to any single condemnation action. Subject to the terms and conditions of any lease on the Premises or as otherwise agreed, all such compensation, awards, damages, claims, rights of action and proceeds, and the rights thereto, are hereby assigned by

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Grantor to Grantee, and Grantee is authorized, at its option, to collect and receive all such compensation, awards or damages and to give proper receipts and acquittances therefor without any obligation to question the amount of any such compensation, awards, or damages. After deducting from said condemnation proceeds all of its expenses incurred in the collection and administration of such sums, including attorneys' fees, Grantee may apply the net proceeds or any part thereof, at its option, (i) to the payment of the indebtedness secured by this Deed, whether or not due and in whatever order Grantee elects, (ii) to the repair or restoration of the Premises or (iii) for any other purposes or objects for which Grantee is entitled to advance funds under this Deed, all without affecting the security title created by this Deed, and any balance of such monies then remaining shall be paid to Grantor or any other person or entity lawfully entitled thereto. Grantor agrees to execute such further assignments of any compensation, awards, damages, claims, rights of action and proceeds as Grantee may require. If, prior to the receipt by Grantee of such award or proceeds, the Premises shall have been sold on foreclosure of this Deed, or under the power of sale herein granted, Grantee shall have the right to receive such award or proceeds to the extent of any unpaid indebtedness secured by this Deed following such sale, with legal interest thereon, and to the extent of reasonable attorneys' fees, costs and disbursements incurred by Grantee in connection with the collection with such award or proceeds. Notwithstanding the foregoing, Grantee agrees to make such award or proceeds available to Grantor for the repair and/or restoration of the Premises if all of the following conditions are met: (1) there is no Event of Default hereunder or under any other instrument evidencing, securing or otherwise relating to the indebtedness evidenced by the Note and secured hereby, (2) in the reasonable opinion of Grantee, the repair and/or restoration of the Premises can be completed on or before the maturity date of the indebtedness evidenced by the Note and secured hereby, and (3) if, in the reasonable discretion of Grantee, the cost to fully repair and/or restore the Premises exceeds the available award or proceeds, Grantor shall deposit with Grantee the funds required (in the reasonable opinion of Grantor), when added to the available award or proceeds, to complete the repair and/or restoration of the Premises.

1.07 <u>Care of Premises</u>.

(a) Grantor will keep the buildings, parking areas, roads and walkways, recreational facilities, landscaping, and all other improvements of any kind now or hereafter erected on the Land or any part thereof in good condition and repair, will not commit or suffer any waste, and will not do or suffer to be done anything which will increase the risk of fire or other hazard to the Premises or any part thereof.

(b) Grantor will not remove or demolish or substantially alter the structural character of any improvement located on the Land without the written consent of Grantee.

(c) If the Premises or any part thereof is damaged by fire or any other cause, Grantor will give immediate written notice thereof to Grantee.

(d) Grantee or his representative is hereby authorized to enter upon and inspect the Premises at any time during normal business hours.

(e) Grantor will promptly comply with all present and future laws, ordinances, rules, and regulations of any governmental authority affecting the Premises or any part thereof.

1.08 <u>Leases and Other Agreements Affecting Property</u>. Grantor will duly and punctually perform all terms, covenants, conditions, and agreements binding upon it under any lease or any other agreement of any nature whatsoever which involves or affects the Premises or any part thereof. In order to further secure the payment of the Note and the observance, performance, and discharge of Grantor's obligations, Grantor hereby assigns, transfers, and sets over unto Grantee all of Grantor's right, title, and interest in, to, and under all leases affecting the Premises or any part thereof and in and to all of the payments, rents, issues, profits, revenues, awards, and other benefits now or hereafter arising from the use and enjoyment of the Premises or any part thereof, reserving only the right to Grantor to collect the same so long as Grantor is not in default hereunder.

. At such time and from time to time as Grantor shall enter into leases affecting the secured Property, Grantor shall so notify Grantee in order that at all times Grantee shall have a current list of all leases affecting the Property. At no time shall Grantee be obligated to the duties of the Grantor provided in any such lease including, without limitation, any liability under the covenant of quiet enjoyment contained in any lease in the event that any tenant shall have been joined as a party defendant in any action to foreclose this Deed and shall have been barred and foreclosed thereby of all right, title and interest and equity of redemption in the Premises or any part thereof, and Grantor shall comply with and observe his

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obligations as landlord under all leases affecting the Property or any part thereof. Grantor, if required by Grantee, shall furnish promptly to Grantee original or certified copies of any such leases as hereafter created. Grantor shall not, without the express prior written consent of Grantee, amend, modify, extend, terminate or cancel, accept the surrender of, subordinate, accelerate the payment of rent as to, or change the terms of any renewal option of any such lease heretofore or hereafter created, or permit or suffer an assignment or sublease. Grantor shall not accept payment of rent more than one (1) month in advance without the prior written consent of Grantee.

Contemporaneously herewith, Grantor shall execute an Assignment of Rents and Proceeds, to be recorded upon the Public Records. As furtherance of such obligations, Grantor shall, upon request of Grantor, specifically assign to Grantee as additional security hereunder, by an instrument in writing in such form as may be approved by Grantee, all right, title and interest of Grantor in and to any and all leases hereafter on or affecting the Secured Property, together with all security therefor and all monies payable thereunder, subject to the conditional permission hereinabove given to Grantor to collect the rentals under any such lease. Grantor shall also execute and deliver to Grantee any notification, Financing Statement or other document or instrument reasonably required by Grantee to perfect the foregoing assignment as to any such lease.

1.09   Security Agreement.(a)   Insofar as the machinery, apparatus, equipment, fittings, fixtures, supplies, inventory, contract rights, and materials, and articles of personal property either referred to or described in this Deed or in any way connected with the use and enjoyment of the Premises is concerned and owned by Grantor, this Deed is hereby made and declared to be a security agreement, encumbering each and every item of personal property included herein, in compliance with the provisions of the Uniform Commercial Code as enacted in the State of Georgia, wherein the Land is situated. A financing statement or statements reciting this Deed to be a security agreement, affecting all of said personal property aforementioned, shall be executed by Grantor and Grantee, as required by the Uniform Commercial Code as enacted in the State of Georgia, and appropriately filed. The remedies for any violation of the covenants, terms, and conditions of the security agreement herein contained shall be (i) as prescribed herein or (ii) as prescribed by general law or (iii) as prescribed by the specific statutory consequences now or hereafter enacted and specified in said Uniform Commercial Code, all at Grantee's sole election. Grantor and Grantee agree that the filing of such financing statement(s) in the records normally having to do with personal property shall never be construed as in anywise derogating from or impairing this declaration and hereby stated intention of Grantor and Grantee that everything used in connection with the production of income from the Premises or adapted for use therein or which is described or reflected in this Deed, is, and at all times and for all purposes and in all proceedings both legal or equitable shall be, regarded as part of the real estate irrespective of whether (a) any such item is physically attached to the improvements, (b) serial numbers are used for the better identification of certain items capable of being thus identified in a recital contained herein, or (c) any such item is referred to or reflected in any such financing statement(s) so filed at any time. Similarly, the mention in any such financing statement(s) of the rights in and to (aa) the proceeds of any fire or hazard insurance policy or (bb) any award in eminent domain proceedings for a taking or for loss of value or (cc) Grantor's interest as lessor in any present or future lease or rights to income growing out of the use or occupancy of the Premises, whether pursuant to lease or otherwise, shall never be construed as in anywise altering any of the rights of Grantor or Grantee as determined by this instrument or impugning the priority of Grantee's lien granted hereby or by any other recorded document, but such mention in such financing statement(s) is declared to be for the protection of Grantee in the event any court shall at any time hold with respect to the foregoing (aa) or (bb) or (cc), that notice of Grantee's priority of interest to be effective against a particular class of persons, must be filed in the Uniform Commercial Code records.

(b) Grantor warrants that the names of the "Debtor" and the "Secured Party" (which are Grantor and Grantee, respectively), the address of the "Secured Party" from which information concerning the security interest may be obtained, and the address of "Debtor", are as set forth in Paragraph 3.05, hereof; and a statement indicating the types, or describing the items, of collateral is set forth hereinabove. The location of the collateral is upon the Land. Grantor agrees to furnish Grantee with notice of any change in the name, identity, corporate structure, residence, principal place of business or mailing address of Grantor within ten (10) days of the effective date of any such change and Grantor will promptly execute any financing statements or other instruments deemed necessary by Grantee to prevent any filed financing statement from becoming misleading or losing its perfected status.

1.10 Further Assurances; After Acquired Property. At any time and from time to time, upon request by Grantee, Grantor will make, execute, and deliver or cause to be made, executed, and delivered to Grantee and, where appropriate, cause to be recorded or filed and from time to time thereafter to be rerecorded or re-filed at such time and in such offices

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and places as shall be deemed desirable by Grantee, any and all such other and further deeds to secure debt, security agreements, financing statements, continuation statements, instruments of further assurance, certificates, and other documents as may, in the opinion of Grantee, be necessary or desirable in order to effectuate, complete, or perfect, or to continue and preserve (a) the obligation of Grantor under the Note and under this Deed, and (b) the lien of this Deed as a lien upon and security title in and to all of the Premises, whether now owned or hereafter acquired by Grantor. Upon any failure by Grantor so to do, Grantee may make, execute, record, file, rerecord or re-file any and all such deeds to secure debt, security agreements, financing statements, continuation statements, instruments, certificates, and documents for and in the name of Grantor, and Grantor hereby irrevocably appoints Grantee the agent and attorney-in-fact of Grantor so to do. The lien hereof will automatically attach, without further act, to all after acquired property attached to or used in the operation of the Premises or any part thereof.

   1.11 <u>Expenses</u>. Grantor shall pay when due and payable, all appraisal fees, recording fees, real estate taxes, personal property taxes, intangible taxes, abstract fees, title policy fees, escrow fees, attorney's fees, fees of inspecting architect(s) and engineer(s) and all other costs and expenses of every character which have been incurred or which may hereafter be incurred by Grantee relating to the indebtedness secured hereby. Grantor will, upon demand by Grantee, reimburse Grantee for all such expenses which have been incurred or which shall be incurred by it, and Grantor will indemnify and hold harmless Grantee from and against, and reimburse it for, all claims, demands, liabilities, losses, damages, judgments, penalties, costs, and expenses (including, without limitation, attorney's fees) which may be imposed upon, asserted against, or incurred or paid by reason of, on account of, or in connection with any bodily injury or death or property damage occurring upon the Property through any cause whatsoever or asserted against Grantee on account of any act performed or omitted to be performed hereunder or on account of any transaction arising out of or in any way connected with the Property, or with this Deed to Secure Debt or any of the indebtedness evidenced by the Note Grantor will pay or reimburse Grantee, upon demand therefor, for all reasonable attorney's fees, costs, and expenses incurred by Grantee in any suit, action, legal proceeding, or dispute of any kind in which Grantee is made a party or appears as party plaintiff or defendant, affecting the indebtedness secured hereby, this Deed, or the interest created herein, including, but not limited to, the exercise of the power of sale contained in this Deed, any condemnation action involving the Premises or any action to protect the security hereof; provided, however, that Grantor shall not be liable for any of said fees, costs or expenses that result from any such suit, action, legal proceeding, or dispute involving only Grantor and Grantee unless Grantee is successful in the prosecution or defense thereof; any such amounts paid by Grantee and not reimbursed by Grantor shall be added to the indebtedness secured by the lien of this Deed.

   1.12 <u>Estoppel Affidavits</u>. Grantor and Grantee, upon ten (10) business days, prior written notice, shall furnish, each to the other, a written statement, duly acknowledged, setting forth the unpaid principal of, and interest on, the indebtedness secured hereby and whether or not any offsets or defenses exist against such principal and interest.

   1.13 <u>Subrogation.</u> Grantee shall be subrogated to the claims and liens of all parties whose claims or liens are discharged or paid with the proceeds of the indebtedness secured hereby.

   1.14 <u>Books, Records, Accounts, and Annual Reports</u>. Grantor shall keep and maintain or cause to be kept and maintained, at Grantor's cost and expense and in accordance with industry standard accounting principles, proper and accurate books, records and accounts reflecting all items of income and expense in connection with the operation of the Premises and in connection with any services, equipment or furnishings provided in connection with the operation of the Premises. Grantee, by Grantee's agents, accountants and attorneys, shall have the right, upon reasonable notice, from time to time during regular business hours to examine such books, records and accounts at the office of Grantee or such other person or entity maintaining such books, records and accounts, to make copies or extracts thereof as Grantee shall desire and to discuss Grantor's affairs, finances and accounts with Grantor and with the officer and principals of Grantor, at such reasonable time as may be requested by Grantee. Upon request by Grantee, Grantor will furnish to Grantee annually within one hundred eighty (180) days after the end of Grantor's fiscal year a financial statement for the Premises for such fiscal year prepared by an independent certified public accountant satisfactory to Grantee, containing a profit and loss statement and all supporting schedules covering the operation of the Premises, all in reasonable detail, prepared in accordance with generally accepted accounting standards. Grantor will also furnish to Grantee, annually within thirty (30) days after each anniversary of the date of this deed, a financial statement for each guarantor of the indebtedness evidenced by the Note and secured by this Deed.

   1.15 <u>Limit of Validity</u>. If from any circumstances whatsoever fulfillment of any provision of this Deed or of the Note, at the time performance of such provision shall be due, shall involve transcending the limit of validity presently

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prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then _ipso_ _facto_ the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no event shall any exaction be possible under this Deed or under the Note that is in excess of the current limit of such validity, but such obligation shall be fulfilled to the limit of such validity. The provisions of this Paragraph 1.14 shall control every other provision of this Deed and of the Note.

1.16 Environmental Matters.

(a) Investigation and Compliance Representation. Grantor has conducted all appropriate inquiry and investigation into the presence of Hazardous Materials (as hereinafter defined) on the Premises and the compliance by the Premises with all Environmental Laws (as hereinafter defined) . The Premises are, and at all times hereafter will continue to be, in full compliance with all Environmental Laws. As of the date of this Deed, the Premises has not been used to treat, store or dispose of any Hazardous Materials, and no such Hazardous Materials (including without limitation, any materials containing asbestos), are located on, in or under the Premises or used or emitted in connection therewith. Grantor has obtained and shall maintain all licenses, permits and approvals required with respect to Hazardous Materials, and is in full compliance with all of the terms, conditions and requirements of such licenses, permits and approvals.

(b) Hazardous Waste. At its sole cost and expense, Grantor shall comply with all Environmental Laws and all other federal, state and local laws, rules regulations and orders with respect to the discharge, generation, removal, transportation, storage and handling of Hazardous Materials, pay immediately when due the cost of removal of any such waste or substances, and keep the Premises free of any lien imposed pursuant to such laws, rules, regulations and orders. In addition, Grantor hereby grants Grantee and its employees and agents an irrevocable and non-exclusive license, subject to the rights of tenants, if any, to enter the Premises to inspect, conduct tests and, upon the expiration of any applicable cure period following a Default under this Deed, to remove the Hazardous Materials. The costs of such testing and removal shall immediately become due to Grantee and shall be secured by this Deed. Grantor shall indemnify Grantee and hold Grantee harmless from and against all loss, liability, damage, claim, judgment, cost and expense (including, without limitation, attorneys' fees and costs incurred in the investigation, defense and settlement of claims) that Grantee may incur as a result of or in connection with the assertion against Grantee of any claim relating to the presence or removal of any Hazardous Materials referred to in this Subparagraph 1.15(b), or compliance with all Environmental Laws and any other federal, state or local laws, rules, regulations or orders relating thereto.

(c) Asbestos. Grantor shall not install or permit to be installed on the Premises friable asbestos or any substance containing asbestos and deemed hazardous by federal, state or local laws, rules, regulations or orders respecting such material. With respect to any such material currently present on the Premises, if any, Grantor shall promptly comply with such federal, state or local laws, rules, regulations, or orders, at Grantor's expense. In addition, Grantor hereby grants Grantee and its employees and agents an irrevocable and non-exclusive license, subject to the rights of tenants, if any, to enter the Premises to inspect, conduct tests and, upon expiration of any applicable cure period following a Default under this Deed, to remove friable asbestos or any substance containing asbestos and deemed hazardous by federal, state or local laws, rules, regulations or orders respecting such material. The cost of such inspection, testing and removal shall immediately become due to Grantee and shall be secured by this Deed. Grantor shall indemnify Grantee and hold Grantee harmless from and against all loss, liability, damage, claim, judgment, cost and expense (including, without limitation, attorneys' fees and costs incurred in the investigation, defense and settlement of claims) that Grantee may incur as a result of or in connection with the assertion against Grantee of any claim relating to the presence or removal of any asbestos substance referred to in this Subparagraph 1.15(c), or compliance with any federal, state or local laws, rules, regulations or orders relating thereto.

(d) Left Blank Intentionally

(e) Recourse Obligation. Notwithstanding anything to the contrary contained in this Deed, the indemnification obligations of Grantor under Subparagraphs (b) and (c) of this Paragraph 1.15 shall be full recourse obligations of Grantor and shall survive repayment of the Note and any termination, satisfaction or foreclosure of this Deed.

(f) Waste Disposal Decisions. Notwithstanding anything to the contrary herein or in any document evidencing, securing or setting forth the terms of the loan evidenced by the Note, nothing shall give Grantee the right to influence or direct Hazardous Waste disposal decisions or treatments, such being the sole responsibility of Grantor.

(g) Environmental Laws and Hazardous Materials Defined. For purposes of this Deed, "Environmental Laws" shall mean any and all federal, state and local environmental, health or safety laws, standards, ordinances, regulations and rules of common law, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, as amended (42 USC§ 9601, et seq.) ("CERCLA"), the Superfund Amendments and Reauthorization Act, as amended (42 USC§ 9601, et seq.), the Emergency Planning and Community Right-to-Know Act, as amended (42 USC § 11001, et seq.), the Resource Conservation and Recovery Act, as amended (42 USC § 6901, et seq.)("RCRA"), the Clean Air Act, as amended (42 USC § 7401, et seq.) ("Clean Air Act"), the Toxic Substances Control Act, as amended (15 USC § 2601, et seq. ("Substances Act"), the Federal Water Pollution Control Act, as amended (33 USC § 1251, et seq.), the Hazardous Materials Transportation Act, as amended (49 USC § 1802, et seq.) ("Transportation Act") and the Clean Water Act, as amended (33 USC § 466, et seq.) ("Clean Water Act"); and "Hazardous Materials" shall mean any hazardous substances, hazardous wastes, regulated substances, toxic substances, or hazardous air pollutants, including, without limitation, asbestos, PCBs, oil, petroleum products and by-products, substances defined or listed as "hazardous substances" or "toxic substances" or otherwise identified in or pursuant to CERCLA, hazardous materials identified in or pursuant to the Transportation Act, hazardous wastes identified in or pursuant to RCRA, any chemical substance or mixture regulated under the Substances Act, any "toxic pollutant" under the Clean Water Act, any hazardous air pollutant under the Clean Air Act, and any hazardous or toxic substance or pollutant regulated under any other applicable federal, state or local Environmental Laws.

1.17 Conveyance or Encumbrance. Grantor shall not encumber, pledge, convey, transfer or assign any or all of its interest in the Premises, or execute or consent to any instrument or matter which might affect the title to the Premises or acquire any portion of the personal property covered by this Deed subject to any charge or lien, without the prior written consent of Grantee, which consent shall be given or withheld by Grantee at its discretion; and, if Grantor is a corporation, partnership or other artificial entity, there shall be no encumbrance, pledge, conveyance, transfer or assignment of any legal or beneficial interest whatsoever in Grantor without such prior written consent of Grantee.

1.18 Secondary Financing. All of Grantor's right, power and privilege to further encumber (except in favor of the Grantee) any of the Secured Property for debt, it being intended by this provision to divest Grantor of the power to encumber or to grant a security interest to any person or entity except Grantee as to this secured Property.

1.19 Provision for Future Advances. This Security Instrument is given to secure not only existing indebtedness, but also such future advances, whether such advances are obligatory or are to be made at the option of the Grantee, or otherwise, as are made within twenty (20) years from the date hereof, to the same extent as if such future advances were made on the date of the execution of this Instrument, but such secured indebtedness shall not exceed at any time the maximum principal sum equal to ten (10) times the amount originally secured, plus interest thereon, and any disbursements made for the payment of taxes, levies, or insurance on the Property, with interest on such disbursements. Any such future advances, whether obligatory or to be made at the option of the Grantee, or otherwise, may be made either prior to or after the due date of the Note or any other Note secured by this Instrument. This Security Instrument is given for the specific purpose of securing any and all indebtedness of Grantor to Grantee (but in no event shall the secured indebtedness exceed at any time the maximum principal amount set forth above in this paragraph, plus interest thereon, and any disbursements made for the payment of taxes, levies, or insurance on the Property, with interest on such disbursements) in whatever manner such indebtedness may be evidenced or represented, until this Deed is satisfied of record. All covenants and agreements contained in this Deed shall be applicable to all future advances made by Grantee to Grantor under this future advance clause. Grantee shall be under no obligation to make, or cause to be made, any such future advance, and all such future advances shall be at the sole and absolute discretion of Grantee.

1.20 Partial Release of Premises. Neither the Borrower nor Grantor may add, remove, and/or substitute any of the Secured Property without the prior written consent of the Grantee in its sole discretion. In the event that Grantee permits a partial release of Premises, Grantee will consider release prices for the Premises based upon the greater of (i) an amount that will be sufficient to maintain a 65% loan to value ratio and a 1.25x minimum Debt Service Coverage ("DSC") on the remaining collateral, or (ii) 100% of net sale proceeds, or (iii) 92% of gross sale proceeds or (iv) a to be determined minimum upon receipt of an appraisal ordered by the Grantee. Grantee may reduce the amount of the RLOC Note at the time of the release to comply with the 65% loan to value requirement or the 1.25 minimum DSC requirement. Debt Service Coverage ratio shall be defined as the ratio of Net Operating Income divided by Debt Service. Net Operating Income is collected revenue from leases in place, the greater of 5% or actual vacancy, and actual operating expenses including a 4% management fee. Debt Service shall be calculated on the loan amount using the greater of the actual rate or the 10-year US Treasury yield plus 300 basis points and a 25-year amortization. Said minimum DSC shall be based upon $25,000,000.00

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as if the RLOC Note was fully funded, plus the outstanding balance of the Term Note. To effect the full or partial release of premises, Borrower or Grantor shall furnish to Grantee a Partial Release of Mortgage document, acceptable in Georgia, covering the property to be released together with cash or a cashier's check issued by a Central Florida Bank payable to the order of Grantee for the full amount of the required release payment. In addition, Grantor shall deliver to Grantee copies of the contract of sale and purchase pertaining to such arm's length sale, the closing statement, together with such affidavits, estoppel certificates and other documentation as Grantee may request in order to verify the arm's length nature of such sale, the amount of the sales price and compliance with the terms hereof. Grantor or Borrower shall bear all costs for the preparation and recordation of said Partial Release of Mortgage document. Provided the conditions set forth herein are met, and provided this Deed and the Note secured hereby are not in default, Grantee shall execute and deliver to Grantor such Partial Release of Mortgage.

ARTICLE II

2.01 <u>Default</u>. The term "Default" wherever used in this Deed shall mean any one or more of the following events:

(a) Failure by Grantor to pay within ten (10) calendar days following the due date as and when due and payable any installment of principal or interest or deposits as required by the Note, or by this Deed;

(b) Failure by Grantor to duly observe or perform any other term, covenant, condition or agreement of this Deed within thirty (30) days from the date of receipt of written notice of such default from Grantee;

(c) Failure by Grantor to duly observe or perform any term, covenant, condition, or agreement in any assignment of lease(s) or any other agreement given or made as additional security for the performance of the Note or this Deed and the continuance of such failure for any notice and cure period set forth in such agreement or assignment;

(d) Any warranty of Grantor contained in this Deed or in any other instrument, document, transfer, conveyance, assignment, or loan agreement given by Grantor with respect to the indebtedness secured hereby proves to be untrue or misleading in any material respect;

(e) The filing by Grantor of a voluntary petition in bankruptcy or Grantor's adjudication as a bankrupt or insolvent; or the filing by Grantor of any petition or answer seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief for itself under any present or future federal, state, or other law or regulation relating to bankruptcy, insolvency, or other relief for debtors; or Grantor's seeking or consenting to or acquiescing in the appointment of any trustee, receiver, or liquidator of Grantor or of all or any substantial part of the Premises or of any or all of the rents, issues, profits, or revenues thereof; or the making by Grantor of any general assignment for the benefit of creditors; or the admission in writing by Grantor of its inability to pay its debts generally as they become due;

(f) The entry by a court of competent jurisdiction of an order, judgment or decree approving a petition filed against Grantor seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future federal, state, or other law or regulation relating to bankruptcy, insolvency, or other relief for debtors, which order, judgment, or decree remains unvacated and unstayed for an aggregate of sixty (60) days (whether or not consecutive) from the date of entry thereof, or the appointment of any trustee, receiver, or liquidator of Grantor or of all or any substantial part of the Premises or of any or all of the rents, issues, profits, or revenues thereof without the consent or acquiescence of Grantor, which appointment shall remain unvacated and unstayed for an aggregate of sixty (60) days (whether or not consecutive);

(g) A default or event of default or other event that occurs that could permit the Bank to accelerate payment of the Bank Note or that could result in the Bank initiating foreclosure proceedings pursuant to the Bank Deed; or,

(h) A violation of any incorporated by reference default clause of any related document as referenced in clause 3.09 herein

2.02 <u>Acceleration of Maturity</u>. If a Default shall have occurred and be continuing, then the entire indebtedness secured hereby shall, at the option of Grantee, immediately become due and payable, time being of the essence of this

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Deed; and no omission on the part of Grantee to exercise such option when entitled to do so shall be construed as a waiver of such right.

2.03 Grantee's Right to Enter and Take Possession, Operate, and Apply Revenues.

(a) If a Default shall have occurred and be continuing, Grantor, upon demand of Grantee, shall forthwith surrender to Grantee the actual possession of the Premises; and if and to the extent permitted by law, Grantee itself or by such officers or agents as it may appoint, may enter and take possession of all the Premises without the appointment of a receiver or an application therefor and may exclude Grantor and its agents and employees wholly therefrom, and may have joint access with Grantor to the books, papers, and accounts of Grantor with respect to the Premises.

(b) If Grantor shall for any reason fail to surrender or deliver the Premises or any part thereof after such demand by Grantee, Grantee may obtain a judgment or decree conferring upon Grantee the right to immediate possession or requiring Grantor to deliver immediate possession of the Premises to Grantee, to the entry of which judgment or decree Grantor hereby specifically consents. Grantor will pay to Grantee, upon demand, all expenses of obtaining such judgment or decree, including reasonable compensation to Grantee, its attorneys and agents; and all such expenses and compensation shall, until paid, be secured by the lien of this Deed.

(c) Upon every such entering upon or taking of possession, Grantee may hold, store, use, operate, manage, and control the Premises and conduct the business thereof and from time to time (i) make all necessary and proper maintenance, repairs, renewals, replacements, additions, betterments, and improvements thereto and thereon and purchase or otherwise acquire additional fixtures, personalty, and other property; (ii) insure or keep the Premises insured; (iii) manage and operate the Premises and exercise all the rights and powers of Grantor to the same extent as Grantor could in its own name or otherwise with respect to the same; and (iv) enter into any and all agreements with respect to the exercise by others of any of the powers herein granted Grantee, all as Grantee from time to time may determine to be in its best interest. Grantee may collect and receive all the rents, issues, profits, and revenues from the Premises, including those past due as well as those accruing thereafter; and, after deducting (aa) all expenses of taking, holding, managing, and operating the Premises (including reasonable compensation for the services of all persons employed for such purposes) (bb) the cost of all such maintenance, repairs, renewals, replacements, additions, betterments, improvements, purchases, and acquisitions (cc) the cost of such insurance (dd) such taxes, assessments, and other similar charges as Grantee may at its option pay (ee) other proper charges upon the Premises or any part thereof and (ff) the reasonable compensation, expenses, and disbursements of the attorneys and agents of Grantee, Grantee shall apply the remainder of the moneys and proceeds so received by Grantee first, to the payment of accrued interest; second, to the payment of deposits required in Paragraph 1.04; and, third, to the payment of overdue installments of principal.

(d) Whenever all that is due upon such interest, deposits, and principal installments and under any of the terms, covenants, conditions, and agreements of this Deed, shall have been paid and all Defaults made good, Grantee shall surrender possession of the Premises to Grantor, its successors or assigns. The same right of taking possession, however, shall exist if any subsequent Default shall occur and be continuing until the debt is satisfied.

2.04 Performance by Grantee of Defaults by Grantor. If Grantor shall Default in the payment, performance, or observance of any term, covenant, or condition of this Deed, Grantee may, at its option, pay, perform, or observe the same; and all payments made or costs or expenses incurred by Grantee in connection therewith shall be secured hereby and shall be, without demand, immediately repaid by Grantor to Grantee with interest thereon at the default rate provided in the Note. Grantee shall be the sole judge of the necessity for any such actions and of the amounts to be paid. Grantee is hereby empowered to enter and to authorize others to enter upon the Premises or any part thereof for the purpose of performing or observing any such defaulted term, covenant, or condition without thereby becoming liable to Grantor or any person in possession holding under Grantor.

2.05 Receiver. If a Default shall have occurred and be continuing, Grantee, upon application to a court of competent jurisdiction, shall be entitled as a matter of strict right without notice and without regard to the occupancy or value of any security for the indebtedness secured hereby or the solvency of any party bound for its payment to the appointment of a receiver to take possession of and to operate the Premises and to collect and apply the rents, issues, profits, and revenue thereof. The receiver shall have all of the rights and powers permitted under the laws of the state wherein the Land is situated. Grantor will pay to Grantee upon demand all expenses, including receiver's fees, attorney's

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fees, costs, and rental agent's compensation, incurred pursuant to the provisions of this Paragraph 2.05; and all such expenses shall be secured by this Deed.

2.06   Enforcement.

(a If a Default shall have occurred and be continuing, Grantee, at its option, may sell the Premises or any part of the Premises at public sale or sales before the door of the courthouse of the county in which the Premises or any part of the Premises is situated, to the highest bidder for cash, in order to pay the indebtednesses secured hereby and accrued interest thereon and insurance premiums, liens, assessments, taxes, and charges, including utility charges, if any, with accrued interest thereon, and all expenses of the sale and of all proceedings in connection therewith, including actual attorney's fees, if incurred and not as provided by law, after advertising the time, place and terms of sale once a week for four (4) weeks immediately preceding such sale (but without regard to the number of days) in a newspaper in which Sheriff's sales are advertising in said county. At any such public sale, Grantee may execute and deliver to the purchaser a conveyance of the Premises or any part of the Premises in fee simple, with full warranties of title, and to this end Grantor hereby constitutes and appoints Grantee the agent and attorney-in-fact of Grantor to make such sale and conveyance, and thereby to divest Grantor of all right, title, or equity that Grantor may have in and to the Premises and to vest the same in the purchaser or purchasers at such sale or sales, and all the acts and doings of said agent and attorney-in-fact are hereby ratified and confirmed and any recitals in said conveyance or conveyances as to facts essential to a valid sale shall be binding upon Grantor. The aforesaid power of sale and agency hereby granted are coupled with an interest and are irrevocable by death or otherwise, are granted as cumulative of the other remedies provided hereby or by law for collection of the indebtednesses secured hereby, and shall not be exhausted by one exercise thereof, but may be exercised until full payment of all indebtednesses secured hereby.

(b) If a Default shall have occurred and be continuing, Grantee may, in addition to and not in abrogation of the rights covered under subparagraph (a) of this Paragraph 2.06, either with or without entry or taking possession as herein provided or otherwise, proceed by a suit or suits in law or in equity or by any other appropriate proceeding or remedy (i) to enforce payment of the Note or the performance of any term, covenant, condition, or agreement of this Deed or any other right and (ii) to pursue any other remedy available to it, all as Grantee shall determine most effectual for such purposes.

2.07 Purchase by Grantee. Upon any foreclosure sale, Grantee may bid for and purchase the Premises and shall be entitled to apply all or any part of the indebtedness secured hereby as a credit to the purchase price.

2.08 Application of Proceeds of Sale. In the event of a foreclosure sale of all or any portion of the Premises under the power herein granted, the proceeds of said sale shall be applied, in whatever order Grantee in his sole discretion may decide, to the expenses of such sale and of all proceedings in connection therewith, including attorney's and court appointed trustee's fees, to insurance premiums, environmental audits or assessments, liens, assessments, taxes, and charges including utility charges advanced by Grantee, to payment of the outstanding principal balance of the indebtedness secured hereby, or to the accrued interest on all of the foregoing; and, finally, the remainder, if any, shall be paid to any person lawfully entitled to same.

2.09 Grantor as Tenant Holding Over. In the event of any such foreclosure sale by Grantee, Grantor shall be deemed a tenant holding over and shall forthwith deliver possession to the purchaser or purchasers at such sale or be summarily dispossessed according to provisions of law applicable to tenants holding over.

2.10 Waiver of Appraisement, Valuation, Stay, Extension, and Redemption Laws. Grantor agrees to the full extent permitted by law, that in case of a Default on the part of Grantor hereunder, neither Grantor nor anyone claiming through or under it shall or will set up, claim, or seek to take advantage of any appraisement, valuation, stay, extension, homestead, exemption, or redemption laws now or hereafter in force in order to prevent or hinder the enforcement or foreclosure of this Deed or the absolute sale of the Premises or the final and absolute putting into possession thereof, immediately after such sale, of the purchasers thereat; and Grantor, for itself and all who may at any time claim through or under it, hereby waives to the full extent that it may lawfully so do, the benefit of all such laws and any and all right to have the assets comprised in the security intended to be created hereby marshaled upon any foreclosure of the lien hereof.

2.11 Leases. Grantee, at its option, is authorized to foreclose this Deed subject to the rights of any tenants of the Premises, and the failure to make any such tenants parties to any such foreclosure proceedings and to foreclose their rights

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will not be and will not be asserted by Grantor to be a defense to any proceedings instituted by Grantee to collect the sums secured hereby.

2.12 <u>Discontinuance of Proceedings and Restoration of the Parties</u>. In case Grantee shall have proceeded to enforce any right, power, or remedy under this Deed by foreclosure, entry, or otherwise and such proceedings shall have been determined adversely to Grantee, then and in every such case Grantor and Grantee shall be restored to their former positions and rights hereunder; and all rights, powers, and remedies of Grantee shall continue as if no such proceeding had been taken subject, however, to any order or rule resulting from such proceeding which is promulgated by a court having proper jurisdiction.

2.13 <u>Remedies Cumulative</u>. No right, power, or remedy conferred upon or reserved to Grantee by this Deed is intended to be exclusive of any other right, power, or remedy, but each and every such right, power, and remedy shall be cumulative and concurrent and shall be in addition to any other right, power, and remedy given hereunder or now or hereafter existing at law or in equity or by statute.

2.14 <u>Waiver</u>.

(a) No delay or omission of Grantee or of any holder of the Note to exercise any right, power, or remedy accruing upon any Default shall exhaust or impair any such right, power, or remedy or shall be construed to be a waiver of any such Default or acquiescence therein; and every right, power, and remedy given by this Deed to Grantee may be exercised from time to time and as often as may be deemed expedient by Grantee. No consent or waiver, expressed or implied, by Grantee to or of any breach or default by Grantor in the performance of the obligations thereof hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of the same or any other obligations of Grantor hereunder. Failure on the part of Grantee to complain of any act or failure to act or to declare a Default, irrespective of how long such failure continues, shall not constitute a waiver by Grantee of its rights hereunder or impair any rights, powers, or remedies consequent on any breach or Default by Grantor.

(b) If Grantee (i) grants forbearance or an extension of time for the payment of any sums secured hereby; (ii) takes other or additional security for the payment of any sums secured hereby; (iii) waives or does not exercise any right granted herein or in the Note; (iv) releases any part of the Premises from the lien of this Deed or otherwise changes any of the terms, covenants, conditions, or agreements of the Note or this Deed; (v) consents to the filing of any map, plat, or replat affecting the Premises; (vi) consents to the granting of any easement or other right affecting the Premises; or (vii) makes or consents to any agreement subordinating the lien hereof, any such act or omission shall not release, discharge, modify, change or affect the original liability under the Note, this Deed or any other obligation of Grantor or any subsequent purchaser of the Premises or any part thereof or any maker, co-signer, endorser, surety or guarantor; nor shall any such act or omission preclude Grantee from exercising any right, power, or privilege herein granted or intended to be granted in the event of any default then made or of any subsequent default; nor, except as otherwise expressly provided in an instrument or instruments executed by Grantee, shall the lien of this Deed be altered thereby. In the event of the sale or transfer by operation of law or otherwise of all or any part of the Premises, Grantee, without notice, is hereby authorized and empowered to deal with any such vendee or transferee with reference to the Premises or the indebtedness secured hereby, or with reference to any of the terms, covenants, conditions, or agreements hereof, as fully and to the same extent as it might deal with the original parties hereto and without in any way releasing or discharging any liabilities, obligations, or undertakings.

2.15 <u>Suits to Protect the Premises</u>. Grantee shall have power (a) to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Premises by any acts which may be unlawful or any violation of this Deed, (b) to preserve or protect its interest in the Premises and in the rents, issues, profits, and revenues arising therefrom, and (c) to restrain the enforcement of or compliance with any legislation or other governmental enactment, rule, or order that may be unconstitutional or otherwise invalid, if the enforcement of or compliance with such enactment, rule, or order would impair the security hereunder or be prejudicial to the interest of Grantee.

2.16 <u>Grantee May File Proofs of Claim</u>. In the case of any receivership, insolvency, bankruptcy, reorganization, arrangement, adjustment, composition, or other proceedings affecting Grantor, its creditors or its property, Grantee, to the extent permitted by law, shall be entitled to file such proofs of claim and other documents as may be necessary or advisable in order to have the claims of Grantee allowed in such proceedings for the entire amount due and payable by Grantor under

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this Deed at the date of the institution of such proceedings and for any additional amount which may become due and payable by Grantor hereunder after such date.

2.17 WAIVER OF GRANTOR'S RIGHTS. BY EXECUTION OF THIS DEED, GRANTOR EXPRESSLY: (A) ACKNOWLEDGES THE RIGHT TO ACCELERATE THE INDEBTEDNESS EVIDENCED BY THE NOTE AND THE POWER OF ATTORNEY GIVEN HEREBY TO GRANTEE TO SELL THE PREMISES BY NON-JUDICIAL FORECLOSURE UPON DEFAULT BY GRANTOR WITHOUT ANY JUDICIAL HEARING AND WITHOUT ANY NOTICE; (B) WAIVES ANY AND ALL RIGHTS WHICH GRANTOR MAY HAVE UNDER THE CONSTITUTION OF THE UNITED STATES INCLUDING THE FIFTH AND FOURTEENTH AMENDMENTS THEREOF, THE VARIOUS PROVISIONS OF THE CONSTITUTIONS FOR THE SEVERAL STATES, OR BY REASON OF ANY OTHER APPLICABLE LAW, TO NOTICE AND TO JUDICIAL HEARING PRIOR TO THE EXERCISE BY GRANTEE OF ANY RIGHT OR REMEDY HEREIN PROVIDED TO GRANTEE; (C) ACKNOWLEDGES THAT GRANTOR HAS READ THIS DEED AND ANY AND ALL QUESTIONS REGARDING THE LEGAL EFFECT OF THIS DEED AND ITS PROVISIONS HAVE BEEN EXPLAINED FULLY TO GRANTOR AND GRANTOR HAS CONSULTED WITH COUNSEL OF GRANTOR'S CHOICE PRIOR TO EXECUTING THIS DEED; (D) ACKNOWLEDGES THAT ALL WAIVERS OF THE AFORESAID RIGHTS OF GRANTOR HAVE BEEN MADE KNOWINGLY, INTENTIONALLY, AND WILLINGLY BY GRANTOR AS PART OF A BARGAINED FOR LOAN TRANSACTION.

ARTICLE III

3.01 Successors and Assigns. This Deed shall inure to the benefit of and be binding upon Grantor and Grantee and their respective heirs, executors, legal representatives, successors and assigns. Whenever a reference is made in this Deed to Grantor or Grantee such reference shall be deemed to include a reference to the heirs, executors, legal representatives, successors, and assigns of Grantor or Grantee.

3.02 Terminology. All personal pronouns used in this Deed whether used in the masculine, feminine, or neuter gender, shall include all other genders; the singular shall include the plural, and vice versa. Titles and Articles are for convenience only and neither limit nor amplify the provisions of this Deed itself; and all references herein to Articles, Paragraphs, or subparagraphs shall refer to the corresponding Articles, Paragraphs, or subparagraphs of this Deed unless specific reference is made to such Articles, Paragraphs, or subparagraphs of another document or instrument.

3.03 Severability. If any provision of this Deed or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Deed and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

3.04 Applicable Law. This Deed shall be interpreted, construed and enforced according to the laws of the State of Georgia.

3.05 Notices, Demands and Requests. All notices, demands, or requests provided for or permitted to be given pursuant to this Deed must be in writing and shall be deemed to have been properly given or served by personal delivery or by depositing in the United States Mail, postpaid and registered or certified, return receipt requested, and addressed to the addresses set forth below. All notices, demands and requests mailed shall be effective upon being deposited in the United States Mail; however, the time period in which a response to any notice, demand, or request must be given or cure effected, if any, shall commence to run from the date of receipt of the notice, demand, or request by the addressee thereof. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, demand or request sent. By giving at least thirty (30) days' written notice hereof, Grantor and Grantee shall have the right from time to time and at any time during the term of this Deed to change their respective addresses, and each shall have the right to specify as its address any other address within the United States of America. For the purpose of this Deed:

The address of Grantor is: INDIGO DEVELOPMENT LLC
                                Post Office Box 10809,
                                Daytona Beach, Florida 32120-0809
                                Attn: Mr. Bruce W. Teeters, Senior Vice President

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With additional copy to:

Teresa J. Thornton-Hill
Corporate Counsel
1530 Cornerstone Blvd
Suite 100
Daytona Beach, Florida   32117

The address of Grantee is: SUNTRUST BANK
                                    200 South Orange Avenue
                                    Orlando, Florida   32801
                                    Attention: David Nilles, Commercial Real Estate

                                    With additional copy to:

                                    Stanley A. Gravenmier, Esquire
                                    DEAN, MEAD, EGERTON, BLOODWORTH,
                                    CAPOUANO & BOZARTH, P.A.
                                    Post Office Box 2346
                                    Orlando, Florida 32802-2346

3.06 <u>Prohibition on Transfer to Related Party</u>. Grantor shall not, without first obtaining the prior written consent of Grantee, transfer, sell, convey, assign to any party, or further encumber all or any portion of its title and interest in and to the Premises. In the event of said prohibited transfer, Grantee may declare all sums secured hereby immediately due and payable.

Further, Grantee may declare all sums secured hereby immediately due and payable, except as expressly limited by law, if Grantor, without Grantee's prior written consent: (a) sells, conveys, alienates or further encumbers all or any part of the Property, or (b) leases all or any part of the Property for a term of more than one (1) year; or (c) permits the title or any interest in the Property to be divested, whether voluntarily or involuntarily; or (d) changes or permits to be changed the character or use of the Property; or (e) is a limited liability company and more than ten percent (10%) of its membership interests are transferred or assigned in any 12 month period. Any such encumbrance, sale, conveyance or transfer, except as provided above, made without Grantee's prior written consent shall be an event of default hereunder. At Grantee's option, Grantee's consent to a further encumbrance or transfer, except as provided above, shall be subject to a further increase in interest rate, modification of loan terms and/or a payment of fees.

Grantor agrees that in the event the ownership or title of the Premises or any part thereof becomes vested in a person or entity other than Grantor, Grantee may, at its sole option and without notice to Grantor, deal in any way with such successor or successors in interest and/or title with reference to the Deed and the Note, other sums hereby secured, and the Premises, without in any way vitiating or discharging Grantor's liability hereunder or Borrowers liability under the Note and for any other sums hereby secured. No sale or conveyance or transfer of the Premises, or any part thereof or interest therein, and no forbearance extended or granted to any person or entity with respect to this Deed to Secure Debt or the Note and no extension granted to any person or entity of the time for payment of the Note or other sums hereby secured shall operate to release, discharge, modify, change or affect the original liability of Grantor or Borrower either in whole or in part.

3.06.1 <u>Transfer of Loan</u>. Grantee may, at any time, sell, transfer or assign the Note and this Deed to Secure Debt and the Loan Documents, and any or all servicing rights with respect thereto, or grant participations therein or issue mortgage pass-through certificates or other securities evidencing a beneficial interest in a rated or unrated public offering or private placement (the "Securities"). Grantee may forward to each purchaser, transferee, assignee, servicer, participant, investor in such Securities or any Rating Agency (as hereinafter defined) rating such Securities (collectively, the "Investor") and each prospective Investor, all documents and information which Grantee now has or may hereafter acquire

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relating to the loan and to Borrower, Grantor, any Guarantor and the Premises, whether furnished by Borrower, Grantor, any Guarantor or otherwise, as Grantee determines necessary or desirable. The term "Rating Agency" shall mean each statistical rating agency that has assigned a rating to the Securities.

3.07 Replacement of Note. Upon receipt of evidence reasonably satisfactory to Grantor of the loss, theft, destruction, total or partial obliteration, mutilation or inappropriate cancellation of the Note, or the placement of any inappropriate marking upon the Note, and in the case of any such loss, theft, destruction or total obliteration, upon delivery of an indemnity agreement reasonably satisfactory to Grantor or, in the case of any such partial obliteration, mutilation, inappropriate cancellation or inappropriate marking, upon surrendering and cancellation of the Note, Grantor will execute and deliver, in lieu thereof, a replacement Note, identical in form and substance to the Note and dated as of the date of the Note and upon such execution and delivery all references in this Deed to the Note shall deemed to refer to such replacement Note.

3.08 Assignment. This Deed is assignable by Grantee, and any assignment hereof by Grantee shall operate to vest in the assignee all rights and powers herein conferred upon and granted to Grantee.

3.09 Incorporation and implication of clauses of other collateral documents. Grantor agrees to incorporate by reference and be bound herein by any and all clauses which grant rights to the Grantee herein or create further burden to the Grantor, as found in all other collateral documents and/or Mortgages that it or the Borrower, has executed contemporaneously with this foregoing document, as well as, subsequent amendments and modifications that Grantor executes at a later time and as needed to modify those contemporaneous documents, to the extent that those documents may create a further or greater burden and obligation upon the Grantor, even if said burden or obligation is wholly absent from this document, and to the extent that those clauses may be lawfully applied in Georgia.

The loan evidenced and secured by this instrument was made pursuant to the terms of that certain Mortgage Loan Commitment Letter dated May 17, 2011, relating to the loan (the "Loan Commitment") executed by Grantee and accepted by the Borrower and Grantor. The Loan Commitment shall survive closing and any default under the Loan Commitment shall constitute a default under the Note and this Deed to Secure Debt..

3.10 Cross Default. It is hereby agreed that any default in payment or performance of any obligation under any other loans, contracts or agreements between Borrower, Grantor and Grantee shall automatically constitute a default under this Deed to Secure Debt. Likewise, any default under this Deed shall automatically constitute a default under any other loans, contracts or agreements between Borrower and Grantee.

3.11 Time of the Essence. Time is of the essence with respect to each and every covenant, agreement and obligation of Grantor under this Deed, the Note and any and all other instruments now or hereafter evidencing, securing or otherwise relating to the indebtedness evidenced by the Note and secured by this Deed.

3.12 Headings; Singular, Plural and Gender. The headings of the articles, sections, paragraphs and subdivisions of this Deed are for convenience of reference only, are not to be considered a part hereof, and shall not limit or expand or otherwise affect any of the terms hereof. Wherever used herein, the singular shall include the plural and the plural shall include the singular; reference to any gender shall include all genders.

3.13 Invalid Provisions to Affect No Others. In the event that any of the covenants, agreements, terms or provisions contained in this Security Instrument shall be invalid, illegal or unenforceable in any respect, the validity of the remaining covenants, agreements, terms or provisions contained shall be in no way affected, prejudiced or disturbed thereby.

3.14 Modifications. This document may not be modified, waived, discharged or terminated orally, or by any action or inaction, but only by an instrument in writing signed by the party against whom or which enforcement of the change, waiver, discharge or termination is sought.

3.15 Heirs, Successors and Assigns Included in Parties. Except when the context of a provision or paragraph shall require otherwise, whenever one of the parties hereto is named or referred to herein, the heirs, successors and assigns of such party shall be included and all covenants and agreements contained herein, by or on behalf of Grantor or Grantee, shall bind and inure to the benefit of their respective successors and assigns, whether so expressed or not.

1615707v1

IN WITNESS WHEREOF, Grantor has executed this Deed under seal on the day and year first above written.

in the presence of:



Unofficial Witness: MARISA GARY

Notary Public

[Notarial Stamp]
R. BELL
Commission # DD 957716
Expires May 1, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

INDIGO DEVELOPMENT LLC, a Florida limited liability company, By: Consolidated-Tomoka Land Co., a Florida corporation, Its Managing Member

By: Bruce W. Teeters

Bruce W. Teeters, its Senior Vice President

Attest: Linda Crisp

Name: Linda Crisp

Title: Vice President/Corporate Secretary

[CORPORATE SEAL]

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EXHIBIT "A"
Legal Description

(See Attached)

PARCEL 13:

ALL THAT TRACT or parcel of land lying and being in Land Lots 829 and 830 of the 19th District, 2nd Section of Cobb County, Georgia, and being more particularly described as follows:

BEGINNING at a 5/8-inch rebar set at the intersection of the western right of way of New Macland Road (having a variable right of way) and the northern right of way of Sailors Parkway (having a variable right of way); thence along the northern right of way of Sailors Parkway, South 89 degrees 13 minutes 59 seconds West, a distance of 16.87 feet to a 5/8-inch rebar set; thence North 86 degrees 24 minutes 54 seconds West, a distance of 149.20 feet to a 5/8-inch rebar set; thence North 69 degrees 07 minutes 31 seconds West, a distance of 88.53 feet to a drill hole set; thence leaving said right of way, North 05 degrees 14 minutes 52 seconds East, a distance of 287.85 feet to a 5/8-inch rebar set; thence North 84 degrees 45 minutes 08 seconds West, a distance of 36.95 feet to a 5/8-inch rebar set; thence North 05 degrees 14 minutes 52 seconds East, a distance of 104.32 feet to a 5/8-inch rebar set; thence South 84 degrees 45 minutes 08 seconds East, a distance of 260.63 feet to a pk nail set on the western right of way line of New Macland Road (having a variable right of way); thence along said right of way, South 02 degrees 12 minutes 40 seconds West, a distance of 184.12 feet to a drill hole set; thence South 00 degrees 48 minutes 38 seconds West, a distance of 226.76 feet to a 5/8-inch rebar set, said point being the TRUE POINT OF BEGINNING.

Said tract of land contains 2.313 acres as shown on that certain survey entitled "ALTA/ACSM Land Title Survey For: Indigo Development, Inc., Lawyers Title Insurance Corporation", prepared by GeoSurvey, Ltd., bearing the seal and certification of Trenton D. Turk, Georgia Registered Land Surveyor No. 2411, dated March 1, 2004.

TOGETHER WITH and benefiting the subject property, the easement created in that certain Reciprocal Easement Agreement with Covenants, Conditions and Restrictions by and between Sembler Family Partnership #19, Ltd., a Florida limited partnership doing business in Georgia as Sembler Family Partnership #19, Ltd. (L.P.), and Fog Georgia Twelve, LLC, a Georgia limited liability company, dated April 20, 2000, filed for record April 24, 2000 at 12:12 p.m., recorded in Deed Book 13257, Page 2616, Records of Cobb County, Georgia; as amended by that certain First Amendment to Reciprocal Easement Agreement with Covenants, Conditions and Restrictions by and between Sembler Family Partnership #19, Ltd., a Florida limited partnership doing business in Georgia as Sembler Family Partnership #19, Ltd. (L.P.), and Fog Georgia Twelve, LLC, a Georgia limited liability company, dated May 1, 2001, filed for record May 23, 2001 at 7:58 a.m., recorded in Deed Book 13368, Page 1351, aforesaid Records; as re-recorded November 1, 2001 at 9:38 a.m. in Deed Book 13437, Page 3607, aforesaid Records.